FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 19 March 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 19 March 2020
Notice of AGM update

Exhibit 99

2020 Notice of Annual General Meeting update

London/Rotterdam, 19 March 2020

Unilever PLC and Unilever N.V. today announce the publication of the Notices of Annual General Meeting ("AGMs") which are due to be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE, United Kingdom on Wednesday 29 April 2020 and the World Trade Center, Beursplein 37, Rotterdam, the Netherlands on Thursday 30 April 2020 respectively.

Unilever is closely monitoring the developments relating to coronavirus (COVID-19) in view of the evolving situation, public health concerns and related measures. The AGMs are important events for our shareholders to engage with the Board of Directors. However, the health of our shareholders, employees and partners is of vital importance to us.

Several governments, including those in the United Kingdom and the Netherlands, are taking measures such as prohibiting public gatherings to minimise or delay the spread of the virus. It remains unclear how the AGMs will be impacted by any such measures. Shareholders are therefore advised to regularly check Unilever's website for updates in relation to the AGMs (www.unilever.com/AGM) and to very carefully consider public health and government advice at the time of the meetings.

It is important that shareholders do still cast their votes in respect of the business of the AGMs. Shareholders are reminded that they can do so without attending the AGMs by voting via proxy or using our electronic voting facility in accordance with the instructions set out in the notices of the AGMs.

Unilever will endeavour to livestream the meetings allowing shareholders to follow the business of the AGMs on their computer or smart phone from their location of choice, although this will not constitute formal attendance at the meetings. If the AGMs are livestreamed, further details will be announced and made available on Unilever's website in due course. Unilever welcomes questions by shareholders related to the business of the meetings which can be submitted at shareholder.services@unilever.com.

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2019 and the Annual Report and Accounts 2019.